MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	CenterPoint Energy Transition Bond Company III, LLC

DATE:	January 23, 2008

RE:	CenterPoint Energy Transition Bond Company III, LLC
Amendment No. 1 to Registration Statement on Form S-3 Filed December 20, 2007
File No. 333-147114

Set forth below please find the responses of CenterPoint Energy Transition Bond Company III, LLC (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 10, 2008, with respect to Amendment No. 1 to the Form S-3 filed with the Commission by CenterPoint Energy Houston Electric, LLC (“CenterPoint Houston”) and the Company on December 20, 2007, File Nos. 333-147114 and 333-147114-01 (the “Registration Statement”). For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in italicized text.

In response to the Staff’s comments and the issues in the Office of Chief Counsel, we have amended the Registration Statement by filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Marked copies of Amendment No. 2 showing changes from Amendment No. 1 to the Registration Statement (“Amendment No. 1”) will be sent via hand delivery to your attention as well.

Registration Statement on Form S-3

General

COMMENT:

1.	We note that the company has outstanding issues in the Office of Chief Counsel that must be addressed which affects the review of the current registration statement. Your registration statement will not be declared effective until all issues are cleared in the Office of Chief Counsel.

RESPONSE:

Based on a telephone conversation with the Office of Chief Counsel on January 17, 2008, we understand that all issues have been cleared in the Office of Chief Counsel.

January 23, 2008

Prospectus Supplement

Weighted Average Life Sensitivity, page S-13

COMMENT:

2.	Disclose whether in the Weighted Average Life Sensitivity table you will assume that there is no acceleration of the legal final maturity date and that a permanent loss of all customers has not occurred.

RESPONSE:

We acknowledge the Staff’s comment and confirm that two of the assumptions used in preparing the Weighted Average Life Sensitivity table will be (i) that there is no acceleration of the legal final maturity date of the Bonds and (ii) that a permanent loss of all customers has not occurred. We have revised the disclosure relating to the Weighted Average Life Sensitivity table accordingly. Please refer to page S-13 of the prospectus supplement for the revised disclosure.

Signatures

COMMENT:

3.	It does not appear that you have provided all the signatures required by Instruction 1 to Signatures on Form S-3 for CenterPoint Energy Transition Bond Company III, LLC. You have only provided the signature for the sole manager and there is no reference to your only member, your chief executive officer or your principal accounting officer. Please revise accordingly.

RESPONSE:

At the time of the filing of Amendment No. 1, the Company had no officers. Since that time, officers have been appointed by the sole manager of the Company. In light of this fact, Amendment No. 2 includes the necessary signatures for the Company as required by Instruction 1 to Signatures on Form S-3.

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Please contact Margo Scholin (713-229-1110) or Tim Taylor (713-229-1184) at Baker Botts L.L.P. if you have any questions about the above responses, or require any further information. We appreciate your prompt attention to this matter.

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